Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-158136

SUPPLEMENT NO. 1
Dated August 21, 2009
to the Prospectus dated May 1, 2009
for the TIAA Real Estate Account

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2009, which we refer to as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

The Investment Committee of the Board of Trustees of Teachers Insurance and Annuity Association of America has approved a modification to the investment guidelines of the TIAA Real Estate Account (the “Account”) with respect to the Account’s leverage, effective November 1, 2009.

The Account’s current investment guidelines, which remain in place until November 1, 2009, provide that the Account may not incur indebtedness such that the ratio of the Account’s outstanding debt to the Account’s total net asset value (a “debt to equity ratio”) exceeds 30%, measured at the time of incurrence. As of August 18, 2009, the aggregate principal amount of the Account’s outstanding debt (including the Account’s share of debt on its joint venture investments) was approximately $4.0 billion and the Account’s debt to equity ratio was approximately 42.5% . As a result, the Account has not incurred or refinanced, nor has the Account been able to incur or refinance, any indebtedness on its properties since the fourth quarter of 2008 (prior to when the Account reached the 30% limit), due to the recent decline in the value of the Account’s real property investments.

Under the new investment guidelines:

  the Account will maintain outstanding debt in an aggregate principal amount not to exceed the principal amount of debt outstanding as of the date of this prospectus supplement (approximately $4.0 billion);

  subject to this $4.0 billion limitation, the Account may incur and/or maintain debt on its properties (including refinancing outstanding debt, assuming debt on the Account’s properties, extending the maturity date of outstanding debt and/or incurring new debt on its properties) based on the ratio of the outstanding principal amount of the Account’s debt to the Account’s total gross asset value (a “loan to value ratio”); and

  management intends to attain a loan to value ratio of 30% or less by December 31, 2011 and thereafter intends to maintain it at or below 30% (measured at the time of incurrence and after giving effect thereto).

As of August 18, 2009, the Account’s loan to value ratio was approximately 31.3% . As disclosed in the prospectus and the Account’s periodic reports, the Account values its assets on a fair value basis.

In response to these new guidelines, the fourth and fifth sentences of the fourth paragraph on page 11 of the prospectus are replaced in their entirety with the following:

The Account’s current investment guidelines, which remain in place until November 1, 2009, provide that the Account may not incur indebtedness such that the ratio of the Account’s outstanding debt to the Account’s total net asset value exceeds 30%, measured at the time of incurrence. Under the Account’s investment guidelines effective as of November 1, 2009, the Account is authorized to incur and/or maintain indebtedness on its properties in an aggregate principal amount not to exceed the aggregate principal amount of debt outstanding as of the date of adoption of such guidelines (approximately $4.0 billion). Such incurrences of debt from time to time may include (i) placing new debt on properties, (ii) refinancing outstanding debt, (iii) assuming debt on acquired properties or interests in the Account’s properties or (iv) extending the maturity date of outstanding debt. In addition, by December 31, 2011, management intends the Account’s ratio of outstanding principal amount of debt to total gross asset value (i.e., a loan to value ratio) to be 30% or less and thereafter intends to maintain its loan to value ratio at or below 30% (measured at the time of incurrence and after giving effect thereto). In calculating outstanding indebtedness, we will include only the Account’s actual percentage interest in any borrowings on a joint venture investment and not that of any joint venture partner.

In addition, the second sentence of the third paragraph on page 19 of the prospectus is replaced in its entirety with the following:

Under the Account’s investment guidelines effective as of November 1, 2009, the Account may maintain indebtedness, in the aggregate, either directly or through its joint venture investments, in an amount up to approximately $4.0 billion, and following December 31, 2011, the Account intends to maintain a loan to value ratio at or below 30% (measured at the time of incurrence and after giving effect thereto).

This prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this prospectus supplement are forward-looking statements. All forward-looking statements speak only as of the date of this prospectus supplement. Forward-looking statements include statements about management’s expectations, beliefs, intentions or strategies for the future, include the assumptions underlying these forward-looking statements, and are based on, among other things, current expectations, estimates and projections about the real estate industry, markets in which the Account operates, general economic conditions, the availability of financing (on favorable terms or at all) and the strength of the capital and credit markets. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are set forth in the prospectus, which may cause the actual results, achievements or transactions of the Account to differ from management’s current expectations. While management believes the assumptions underlying any of its forward-looking statements to be reasonable, such information may be subject to uncertainties and may involve certain risks which may be difficult to predict and are beyond management’s control and which could cause actual results to differ materially from those contained in any forward-looking statement. Caution should be taken not to place undue reliance on management’s forward-looking statements, which represent management’s views only as of the date of this prospectus supplement. Neither management nor the Account undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, changed assumptions, future events or otherwise.

A11912 (8/09)